Mail Stop 4561

March 15, 2007

Randall G. Jonkers
Chief Financial Officer
Pervasive Software Inc.
12365 Riata Trace Parkway, Building B
Austin, TX 78727

      **Re:**    **Pervasive Software Inc.**
              **Form 10-K/A for the fiscal year ended June 30, 2006**
              **Filed September 26, 2006**
              **File No. 000-23043**

Dear Mr. Jonkers:

We have reviewed your response letter dated February 28, 2007 and the above referenced filings and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

**Form 10-K/A for the Fiscal Year Ended June 30, 2006**

**Notes to Consolidated Financial Statements**

**Note 2. Summary of Significant Accounting Policies**

**Revenue Recognition, page F-9**

1.      We note your response to prior comment number 1 from our letter dated February 17, 2007. In your response, you state "[t]he majority of the Company's license

sales are sold on a stand alone basis, i.e., without bundled elements." This indicates that you generally execute separate contracts for your license, support, maintenance and professional service product and service sales. If this is correct, clarify how you consider the criteria in AICPA Technical Practice Aid ("TPA") 5100.39 when concluding that separate contracts for your support, maintenance and professional services should not be viewed as one multiple-element arrangement together with the license contract. Please provide a complete response addressing all the indicators of TPA 5100.39. In addition, clarify the nature of and the distinction between your support and maintenance services. Please clarify whether your customers who purchase your software license generally purchase these services.

2.      Please clarify your normal pricing and discounting practices and how you establish VSOE of fair value for support, maintenance and professional services based on those practices. In light of the fact that your discounting practices do affect the price charged for various elements in an arrangement, explain how regularly selling support, maintenance and professional services as separate items supports the notion that your separate sales are sufficiently concentrated. That is, when VSOE of fair value of an element is established based on a range of separate selling prices, those prices must be sufficiently concentrated within an appropriate range in order to conclude that VSOE of fair exists for the range of prices. Your response further indicates that support and maintenance prices for the initial and renewal years are set as a standard percentage of the related license sale. Please clarify whether that standard percentage is impacted by your pricing and discounting practices. Clarify, if applicable, how your policy complies with the guidance of TPA 5100.55.

3.      Please clarify your policy of applying the residual method when the renewal rate specified for future years is less than VSOE of fair value. Clarify whether you defer VSOE of fair value or the renewal rate for future years in these situations.

4.      Your response indicates that you apply the residual method to allocate arrangement fee in situations where you have not established VSOE of fair value of an undelivered element in the arrangement. Please clarify why you believe it is appropriate to apply the residual method in arrangements where you have not established VSOE of fair value of the undelivered elements in the arrangement and how you policy complies with paragraph 6.b of SOP 98-9.

### Note 4.  Income Taxes, page F-17

5.      Your response to prior comment number 2 from our letter dated February 17, 2007 focuses on the negative indicators present through June 30, 2005 to support your conclusion that it a valuation allowance was needed at that time. It appears that the positive evidence supporting a conclusion that a valuation was not needed

as of June 30, 2006 was primarily based on fiscal year 2007 projections. Please clarify whether you have existing contracts or firm sales backlog that will produce more than enough taxable income to realize the deferred tax asset as of June 30, 2006; we refer you to paragraph 24.a of SFAS 109. Be advised that the weight given to this positive evidence must be "commensurate with the extent to which it can be objectively verified." That is, projections do not carry much weight unless the projections are based on evidence that can be objectively verified. In addition, please clarify other positive evidence that you relied upon when determining a valuation allowance was not needed as of June 30, 2006, if applicable.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Jason Niethamer at 202-551-3855, Chris White at 202-551-3461 or me at 202-551-3730 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief